FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

___________________________
/s/ Claudia Drago Morante
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ CLAUDIA DRAGO MORANTE

Name: Claudia Drago Morante

Title: Stock Market Representative

April 28, 2016

(All amounts are expressed in thousands of S/ unless otherwise stated)

UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AT MARCH 31, 2015 AND 2016 AND FOR THE THREE-MONTH PERIOD ENDED IN THIS DATE

(All amounts are expressed in thousands of S/ unless otherwise stated)

UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AT MARCH 31, 2015 AND 2016 AND FOR THE THREE-MONTH PERIOD ENDED IN THIS DATE

CONTENTS

Condensed Interim Consolidated Statement of Financial Position

Condensed Interim Consolidated Income Statement

Condensed Interim Consolidated Statement of Comprehensive Income

Condensed Interim Consolidated Statement of Shareholders’ Equity

Condensed Interim Consolidated Statement of Cash Flows

Notes to the Condensed Interim Consolidated Financial Statements

S/          =    New Peruvian Sol
US$          =    United States dollar

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS				LIABILITIES AND EQUITY
		At				At
		December 31,	March 31,			December 31,	March 31,
	Note	2015	2016		Note	2015	2016
Current assets				Current liabilities
Cash and cash equivalents		554,002	588,001	Borrowings	12	1,228,020	1,116,624
Financial asset at fair value through profit or loss		3,153	2,141	Bonds	13	37,083	41,632
Trade accounts receivables		1,050,791	886,316	Trade accounts payable		1,635,760	1,460,845
Unbilled work in progress		1,319,187	1,250,554	Accounts payable to related parties	9	77,830	144,019
Accounts receivable from related parties	9	280,153	285,963	Current income tax		34,116	16,265
Other accounts receivable		824,589	876,228	Other accounts payable		1,066,000	945,143
Inventories		1,159,154	1,184,295	Provisions	14	13,468	13,581
Prepaid expenses		40,023	35,601	Total current liabilities		4,092,277	3,738,109
		5,231,052	5,109,099
				Non-current liabilities
Non-current assets classified as held for sale		22,511	22,518	Borrowings	12	553,336	867,759
Total current assets		5,253,563	5,131,617	Long-term bonds	13	757,008	851,761
				Other long-term accounts payable		246,396	205,964
Non-current assets				Long-term accounts payable to related parties	9	20,136	-
Long-term trade accounts receivable		621,831	620,167	Provisions	14	35,618	37,761
Long-term unbilled work in progress		59,754	19,662	Derivative financial instruments		2,331	2,339
Prepaid expenses		22,386	26,477	Deferred income tax liability		101,664	92,713
Other long-term accounts receivable		65,929	81,731	Total non-current liabilities		1,716,489	2,058,297
Available-for-sale financial assets	8	120,134	-	Total liabilities		5,808,766	5,796,406
Investments in associates and joint ventures	10	646,884	876,197
Investment property		34,702	34,132	Equity
Property, plant and equipment	11	1,111,757	1,111,365	Capital	15	660,054	660,054
Intangible assets	11	881,020	900,434	Legal reserve		132,011	132,011
Deferred income tax asset		173,851	193,599	Optional reserve		29,974	29,974
Total non-current assets		3,738,248	3,863,764	Share Premium		897,532	897,532
				Other reserves		(129,059)	(161,430)
				Retained earnings		1,064,044	1,103,493
				Equity attributable to controlling interest in the Company		2,654,556	2,661,634
				Non-controlling interest		528,489	537,341
				Total equity		3,183,045	3,198,975
Total assets		8,991,811	8,995,381	Total liabilities and equity		8,991,811	8,995,381

The accompanying notes on pages 8 to 22 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

		For the period of three months
		ended March 31,
	Note	2015	2016

Revenues from construction activities		1,241,803	952,051
Revenues from services provided		414,337	411,616
Revenue from real estate and sale of goods		46,830	69,382
		1,702,970	1,433,049

Cost of construction activities		(1,163,086)	(889,521)
Cost of services provided		(332,284)	(359,543)
Cost of real estate and goods sold		(34,127)	(40,559)
	16	(1,529,497)	(1,289,623)
Gross profit		173,473	143,426

Administrative expenses	16	(108,908)	(94,135)
Other income and expenses		(4,012)	6,410
Gain from the sale of investments	8	-	31,667
Operating profit		60,553	87,368

Financial expenses		(37,246)	(27,127)
Financial income		3,738	13,161
Share of the profit or loss in associates and joint ventures under the equity method of accounting		15,002	21,515
Profit before income tax		42,047	94,917
Income tax	17	(14,077)	(13,940)
Profit for the period		27,970	80,977

Profit attributable to:
Owners of the Company		17,581	70,874
Non-controlling interest		10,389	10,103
		27,970	80,977

Earnings per share from continuing operations attributable to owners of the Company during the period		0.027	0.107

The accompanying notes on pages 8 to 22 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the period of three
		months ended March 31,
	Note	2015	2016

Profit for the period		27,970	80,977
Other comprehensive income:
Items that will not be reclassified to profit or loss
Remeasurement of actuarial gains and losses, net of tax		(2,431)	(1,024)

Items that may be subsequently reclassified to profit or loss
Cash flow hedge, net of tax		(66)	(48)
Foreign currency translation adjustment, net of tax		(9,511)	8,942
Change in value of available-for-sale financial assets, net of tax	8	2,542	(43,681)
Exchange difference from net investment in a foreign operation, net of tax		158	5,528
		(6,877)	(29,259)
Other comprenhensive income for the period, net of tax		(9,308)	(30,283)
Total comprehensive income for the period		18,662	50,694

Comprehensive income attributable to:
Owners of the Company		12,457	37,932
Non-controlling interest		6,205	12,762
		18,662	50,694

The accompanying notes on pages 8 to 22 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of  S/ unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE PERIOD OF THE THREE MONTHS ENDED MARCH 31, 2015 AND 2016

	Attributable to the controlling interests of the Company
	Number				Premium	Other
	of shares		Legal	Optional	for issuance	reserves	Retained		Non-controlling
	In thousands	Capital	reserve	reserve	of shares		earnings	Total	interest	Total
	In thousands

Balances as of January 1, 2015	660,054	660,054	132,011	-	899,311	(113,895)	1,113,696	2,691,177	482,530	3,173,707
Profit for the year	-	-	-	-	-	-	17,581	17,581	10,389	27,970
Cash flow hedge	-	-	-	-	-	(63)	-	(63)	(3)	(66)
Adjustment for actuarial gains and losses	-	-	-	-	-	-	(1,703)	(1,703)	(728)	(2,431)
Foreign currency translation adjustment	-	-	-	-	-	(6,057)	-	(6,057)	(3,454)	(9,511)
Change in value of available-for-sale financial assets	-	-	-	-	-	2,542	-	2,542	-	2,542
Exchange difference from net investment in a foreign operation	-	-	-	-	-	157	-	157	1	158
Comprehensive income of the year	-	-	-	-	-	(3,421)	15,878	12,457	6,205	18,662
Transactions with shareholders:
- Transfer to Optional reserve	-	-	-	29,974	-	-	(29,974)	-	-	-
- Dividend distribution	-	-	-	-	-	-	(104,911)	(104,911)	(2,000)	(106,911)
- Contributions of non-controlling shareholders	-	-	-	-	-	-	-	-	(4,517)	(4,517)
- Additional acquisition of non-controlling	-	-	-	-	(894)	-	-	(894)	(970)	(1,864)
Total transactions with shareholders	-	-	-	29,974	(894)	-	(134,885)	(105,805)	(7,487)	(113,292)
Balances as of March 31, 2015	660,054	660,054	132,011	29,974	898,417	(117,316)	994,689	2,597,829	481,248	3,079,077

Balances as of January 1, 2016	660,054	660,054	132,011	29,974	897,532	(129,059)	1,064,044	2,654,556	528,489	3,183,045
Profit for the period	-	-	-	-	-	-	70,874	70,874	10,103	80,977
Cash flow hedge	-	-	-	-	-	(46)	-	(46)	(2)	(48)
Adjustment for actuarial gains and losses	-	-	-	-	-	-	(571)	(571)	(453)	(1,024)
Foreign currency translation adjustment	-	-	-	-	-	5,925	-	5,925	3,017	8,942
Change in value of available-for-sale financial assets	-	-	-	-	-	(43,681)	-	(43,681)	-	(43,681)
Exchange difference from net investment in a foreign operation	-	-	-	-	-	5,431	-	5,431	97	5,528
Comprehensive income of the period	-	-	-	-	-	(32,371)	70,303	37,932	12,762	50,694
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	(30,854)	(30,854)	(2,311)	(33,165)
- Contributions of non-controlling shareholders	-	-	-	-	-	-	-	-	(1,599)	(1,599)
Total transactions with shareholders	-	-	-	-	-	-	(30,854)	(30,854)	(3,910)	(34,764)
Balances as of March 31, 2016	660,054	660,054	132,011	29,974	897,532	(161,430)	1,103,493	2,661,634	537,341	3,198,975

The accompanying notes on pages 8 to 22 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
		For the period of three months
		ended March 31,
	Note	2015	2016

OPERATING ACTIVITIES
Profit before income tax		42,047	94,917
Adjustments to profit not affecting cash flows from
operating activities:
Depreciation	11	48,279	45,286
Amortization of other assets	11	19,892	19,668
Impairment of inventories	16	-	117
Impairment of accounts receivable	16	194	15
Impairment of property, plant and equipment	16	2,902	269
Reversal of impairment of inventories		(269)	-
Profit on fair value of financial asset at fair value through profit or loss		-	(163)
Other Provisions	14	330	2,209
Interest income,net		21,149	30,227
Foreign exchange loss (gain) on loans		3,082	(32,209)
Share of the profit and loss in associates
under the equity method of accounting	10	(15,002)	(21,515)
Reversal of provisions	14	(1,987)	(660)
Profit on sale of property, plant and equipment		(740)	(828)
Gain on financial asset at fair value through profit or loss		-	(31,606)
Loss on sale of investments		-	(22)
Net variations in assets and liabilities:
Trade accounts receivable		47,494	274,849
Other accounts receivable		(92,846)	39,839
Other accounts receivable from related parties		(1,355)	(14,118)
Inventories		(13,185)	(23,358)
Pre-paid expenses and other assets		(7,167)	(331)
Trade accounts payable		(88,744)	(174,915)
Other accounts payable		19,164	(189,508)
Other accounts payable to related parties		4,856	51,581
Other provisions		(1,542)	(202)
Interest payment		(22,764)	(31,710)
Payments related to Norvial Concession		(27,742)	(26,732)
Payment of income tax		(60,708)	(59,711)
Net cash provided by (applied to) operating activities		(124,662)	(48,611)

INVESTING ACTIVITIES
Sale of available-for-sale investment		-	1,262
Sale of property, plant and equipment		2,473	4,917
Interest received		1,004	1,722
Dividends received	10	99	-
Payment for purchase of investments properties		(179)	-
Payments for intangible purchase		(5,903)	(2,402)
Payments for purchase and contributions on investment in associate and joint ventures		-	(199,001)
Payments for property, plant and equipment purchase		(57,793)	(32,433)
Net cash applied to investing activities		(60,299)	(225,935)

FINANCING ACTIVITIES
Loans received		790,226	1,270,564
Bonds issued		628,994	100,013
Amortization of loans received		(1,012,176)	(1,038,836)
Amortization of bonds issued		-	(5,411)
Payment for transaction costs for debt		(16,017)	(13,876)
Dividends paid to non-controlling interest		(2,000)	(2,311)
Cash received from non-controlling shareholders		(4,518)	(1,599)
Acquisition or sale of interest in a subsidiary of non-controlling shareholders		(1,865)	-
Net cash (applied to) provided by financing activities		382,644	308,545
Net increase (net decrease) in cash		197,683	33,999
Cash and cash equivalents at the beginning of the year		818,402	554,002
Cash and cash equivalents at the end of the period		1,016,085	588,001

NON-CASH TRANSACTIONS:
Dividends declared		104,911	30,853
Debt capitalization		-	8,308
Acquisition of assets through finance leases		16,069	12,047
Change in fair vaue of available-for-sale financial asset		3,531	(43,681)
Investment available for sale		-	120,134

The accompanying notes on pages 8 to 22 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AT MARCH 31, 2015 AND 2016 (UNAUDITED), AND AT DECEMBER 31, 2015 (AUDITED)

1	GENERAL INFORMATION

The Company is the parent company of the Graña y Montero Group (hereinafter the Group) and it is mainly engaged in holding the investments in the different companies of the Group. Additionally, the Company provides services of general management, financial management, commercial management, legal advisory and human resources management to the Group´s companies; it is also engaged in the leasing of offices to the Group’s companies.

The Group is a conglomerate of companies with operations including different business activities, of which the most significant are engineering and construction, infrastructure (public concession ownership and operation), real estate businesses and services.

These condensed interim consolidated financial statements as of March 31, 2016 have been prepared and authorized for issuance by the Chief Financial Officer on April 28, 2016.

2	BASIS OF PREPARATION

These condensed interim consolidated financial statements for the period ended March 31, 2016 have been prepared in accordance with (IAS 34) “Interim financial reporting”. The condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2015, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these interim condensed consolidated financial statements are consistent with those applied in the preparation of the year-end financial statements at December 31, 2015.

4	FINANCIAL RISK MANAGEMENT

4.1	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, price risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk.

The condensed interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; these should be read in conjunction with the Group’s annual financial statements as of December 31, 2015. There have been no changes since year-end in the risk management department of the Group or in any risk management policies.

4.1.1	Market risk –

Compared to year end, no new material market risk hedging arrangements have occurred.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

4.1.2	Credit risk –

Compared to year end, the Group has no exposure to any new relevant credit risk.

4.1.3	Liquidity risk -

Compared to year end, no major changes in undiscounted contractual cash flows have occurred.

The following table categorizes the Group’s financial liabilities into relevant maturity groupings based on the remaining period from the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows:

	Less than 1	From 1 to	From 2 to	Over
	year	2 years	5 years	5 years	Total

At December 31, 2015
Other financial liabilities (except
for finance leases)	1,102,855	181,729	223,713	-	1,508,297
Finance leases	157,957	118,311	42,513	10,431	329,212
Bonds	69,823	82,916	217,418	1,445,187	1,815,344
Trade accounts payables	1,635,760	-	-	-	1,635,760
Accounts payables to related parties	77,830	19,728	-	408	97,966
Other accounts payables	181,113	36,456	121,678	-	339,247
Other non-financial liabilities	-	2,331	-	-	2,331
	3,225,338	441,471	605,322	1,456,026	5,728,157

At March 31, 2016
Other financial liabilities (except
for finance leases)	1,012,939	235,116	520,927	-	1,768,982
Finance leases	147,851	95,745	25,772	23,432	292,800
Bonds	110,414	145,157	369,858	1,276,369	1,901,798
Trade accounts payables	1,460,845	-	-		1,460,845
Accounts payables to related parties	144,019	-	-	-	144,019
Other accounts payables	231,181	12,085	8,339	-	251,605
Other non-financial liabilities	-	2,339	-	-	2,339
	3,107,249	490,442	924,896	1,299,801	5,822,388

4.2	Capital management -

The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings), less cash and cash equivalents. Total capital is calculated as total ‘equity’ as shown in the consolidated statement of financial position plus net debt.

As of December 31, 2015 and March 31, 2016, the gearing ratio is presented below indicating the Company’s strategy to keep it in a range from 0.10 to 0.70. The gearing ratio was as follows:

	December 31,	March 31,
	2015	2016

Total borrowing and bonds	2,575,447)	2,877,776)
Less: Cash and cash equivalents	(554,002)	(588,001)
Net debt	2,021,445)	2,289,775)
Total equity	3,183,045	3,198,975)
Total capital	5,204,490	5,488,750

Gearing ratio	0.39	0.42

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

4.3	Fair value estimation -

For the classification of the type of valuation used by the Group for its financial instruments at fair value, the following levels of measurement have been established.

-	Level 1: Measurement based on quoted prices in active markets for identical assets or liabilities.
-
Level 2: Measurement based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

-
Level 3: Measurement based on inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs, generally based on internal estimates and assumptions of the Group).

The fair value of the investment held in Transportadora de Gas del Perú S.A. (TGP) classified as available-for-sale financial asset was based on unobservable inputs in the market; the Group calculated its fair value based on its discounted cash flows as of the financial statement date. The information used to determine the fair value of this investment corresponds to Level 3 (Note 8).

Financial assets classified as at fair value through profit or loss corresponds to investments in mutual funds and bonds. Their fair value has been determined with observable information of Level 2.

Other financial instruments measured at fair value correspond to the interest rate swaps signed by subsidiary GMP S.A., by which a variable-interest instrument is changed to a fixed interest rate (cash flow hedge). The information used for determining the fair value of these instruments are Level 2 and has been determined based on the present value of discounted future cash flows applied to the interest-rate change projections of Citibank N.A.

The carrying amounts of cash and cash equivalents correspond to their fair values. The Company considers that the carrying amount of trade accounts receivable and payable is similar to their fair values. The fair value of financial liabilities, disclosed in Note 12-b), has been estimated by discounting the future contractual cash flows at the interest rate currently prevailing in the market and which is available to the Company for similar financial instruments (Level 2).

5	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Preparation of the condensed interim consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed interim consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2015.

6	SEASONALITY OF OPERATIONS

The Group shows no material seasonality in the operations of any of its subsidiaries; operations are carried out regularly during the course of the period.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

7	SEGMENT REPORTING

Operating segments are reported consistent with the internal reports that are reviewed by the Corporate General Manager, who is the chief operating decision maker, responsible for allocating resources and evaluating the performance of each operating segment.

The Group's operating segments are assessed by the activity of the following business units: (i) engineering and construction, (ii) infrastructure, (iii) real estate, (iv) technical services and (v) the operation of the Parent Company (Holding).

As set forth under IFRS 8, reportable segments by significance of income are: ‘engineering and construction’ and ‘technical services’. However, the Group has voluntarily decided to report on all its operating segments as detailed in this Note.

Inter-segmental sales transactions are entered into at prices that are similar to those that would have been agreed to with unrelated third parties. Revenues from external customers reported to the Corporate General Manager are measured in a manner consistent with the basis of preparation of the financial statements.

Group sales and receivables are not concentrated on a few customers.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

Operating segments financial position

Segment reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company Operations	Eliminations	Consolidated
As of December 31, 2015
Assets.-
Cash and cash equivalents	172,116	42,638	58,640	111,454	9,094	74,459	60,193	25,408	-	554,002
Financial asset at fair value through profit or loss	3,153	-	-	-	-	-	-	-	-	3,153
Trade accounts receivables	614,917	43,260	22,045	63,516	-	59,108	247,945	-	-	1,050,791
Unbilled work in progress	1,301,501	-	-	-	17,686	-	-	-	-	1,319,187
Accounts receivable from related parties	316,188	12,145	18,820	301	-	34,724	48,520	132,735	(283,280)	280,153
Other accounts receivable	599,127	25,857	5,699	25,668	10,250	20,535	102,204	35,249	-	824,589
Inventories	159,557	10,025	-	13,678	-	920,092	61,734	389	(6,321)	1,159,154
Prepaid expenses	12,899	2,207	1,401	10,787	458	349	11,402	520	-	40,023
Non-current assets classified as held for sale	22,511	-	-	-	-	-	-	-	-	22,511
Total current assets	3,201,969	136,132	106,605	225,404	37,488	1,109,267	531,998	194,301	(289,601)	5,253,563

Long-term trade accounts receivable	-	-	-	621,831	-	-	-	-	-	621,831
Long-term unbilled work in progress	-	40,727	19,027	-	-	-	-	-	-	59,754
Long-term accounts receivable from related parties	-	-	408	-	-	-	500	256,022	(256,930)	-
Prepaid expenses	-	3,692	15,584	2,112	998	-	-	-	-	22,386
Other long-term accounts receivable	534	14,214	30,473	2,198	1,589	14,726	-	2,195	-	65,929
Available-for-sale financial assets	-	-	-	-	-	-	-	120,134	-	120,134
Investments in associates and joint ventures	122,717	8,265	-	-	-	28,732	9,228	2,582,913	(2,104,971)	646,884
Investment property	-	-	-	-	-	34,702	-	-	-	34,702
Property, plant and equipment	606,158	198,774	1,624	217	-	11,303	170,660	130,113	(7,092)	1,111,757
Intangible assets	302,992	137,130	364,819	311	-	1,043	37,564	23,561	13,600	881,020
Deferred income tax asset	126,550	1,325	3,003	-	-	1,171	39,825	656	1,321	173,851
Total non-current assets	1,158,951	404,127	434,938	626,669	2,587	91,677	257,777	3,115,594	(2,354,072)	3,738,248
Total assets	4,360,920	540,259	541,543	852,073	40,075	1,200,944	789,775	3,309,895	(2,643,673)	8,991,811

Liabilities.-
Borrowings	652,974	101,096	55,428	-	-	224,380	91,366	102,776	-	1,228,020
Bonds	-	-	5,537	31,546	-	-	-	-	-	37,083
Trade accounts payable	1,409,982	35,428	3,768	24,498	154	14,334	134,973	12,623	-	1,635,760
Accounts payable to related parties	118,381	3,990	40,578	9,962	10,560	58,790	39,476	79,709	(283,616)	77,830
Current income tax	19,337	-	753	-	166	26	13,750	84	-	34,116
Other accounts payable	645,648	20,340	2,841	1,682	-	257,616	125,020	12,853	-	1,066,000
Provisions	-	6,341	-	-	-	-	7,127	-	-	13,468
Total current liabilities	2,846,322	167,195	108,905	67,688	10,880	555,146	411,712	208,045	(283,616)	4,092,277

Borrowings	375,952	83,307	-	-	-	27,562	66,515	-	-	553,336
Long-term bonds	-	-	180,686	576,322	-	-	-	-	-	757,008
Other long-term accounts payable	176,644	-	493	-	-	-	68,045	1,214	-	246,396
Long-term accounts payable to related parties	-	-	-	94,172	24,035	120,083	38,332	-	(256,486)	20,136
Provisions	24,624	7,034	-	-	-	-	3,960	-	-	35,618
Derivative financial instruments	-	2,331	-	-	-	-	-	-	-	2,331
Deferred income tax liability	52,016	4,250	107	9,723	270	11,937	3,164	20,197	-	101,664
Total non-current liabilities	629,236	96,922	181,286	680,217	24,305	159,582	180,016	21,411	(256,486)	1,716,489
Total liabilities	3,475,558	264,117	290,191	747,905	35,185	714,728	591,728	229,456	(540,102)	5,808,766
Equity attributable to controlling interest in the Company	720,722	255,032	198,345	78,127	4,890	158,605	162,550	3,067,987	(1,991,702)	2,654,556
Non-controlling interest	164,640	21,110	53,007	26,041	-	327,611	35,497	12,452	(111,869)	528,489
Total liabilities and equity	4,360,920	540,259	541,543	852,073	40,075	1,200,944	789,775	3,309,895	(2,643,673)	8,991,811

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

Operating segments financial position

Segment reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company Operations	Eliminations	Consolidated
As of March 31, 2016
Assets.-
Cash and cash equivalents	103,794	34,840	65,994	110,477	1,298	81,552	65,878	124,168	-	588,001
Financial asset at fair value through profit or loss	2,141	-	-	-	-	-	-	-	-	2,141
Trade accounts receivables	445,276	40,269	23,787	63,943	-	56,529	256,512	-	-	886,316
Unbilled work in progress	1,189,423	39,711	-	-	21,420	-	-	-	-	1,250,554
Accounts receivable from related parties	316,731	12,433	11,805	390	-	34,299	39,643	124,542	(253,880)	285,963
Other accounts receivable	528,608	30,849	7,255	19,877	12,042	21,789	118,598	137,210	-	876,228
Inventories	139,183	11,500	-	13,632	-	957,723	64,327	389	(2,459)	1,184,295
Prepaid expenses	8,725	1,636	871	9,275	457	126	13,801	710	-	35,601
Non-current assets classified as held for sale	22,518	-	-	-	-	-	-	-	-	22,518
Total current assets	2,756,399	171,238	109,712	217,594	35,217	1,152,018	558,759	387,019	(256,339)	5,131,617

Long-term trade accounts receivable	-	-	-	620,167	-	-	-	-	-	620,167
Long-term unbilled work in progress	-	-	19,662	-	-	-	-	-	-	19,662
Long-term accounts receivable from related parties	-	-	408	-	-	-	915	251,889	(253,212)	-
Prepaid expenses	-	3,608	19,587	2,299	983	-	-	-	-	26,477
Other long-term accounts receivable	15,631	17,646	34,603	1,954	1,589	8,286	-	2,022	-	81,731
Investments in associates and joint ventures	125,833	8,911	-	-	-	28,733	9,673	3,029,023	(2,325,976)	876,197
Investment property	-	-	-	-	-	34,132	-	-	-	34,132
Property, plant and equipment	608,431	193,664	1,540	209	-	11,999	171,722	129,163	(5,363)	1,111,365
Intangible assets	305,797	126,423	393,833	302	-	996	36,374	23,372	13,337	900,434
Deferred income tax asset	143,343	3,195	2,927	-	-	1,164	42,415	659	(104)	193,599
Total non-current assets	1,199,035	353,447	472,560	624,931	2,572	85,310	261,099	3,436,128	(2,571,318)	3,863,764
Total assets	3,955,434	524,685	582,272	842,525	37,789	1,237,328	819,858	3,823,147	(2,827,657)	8,995,381

Liabilities.-
Borrowings	685,683	84,257	2,480	-	-	240,253	103,874	77	-	1,116,624
Bonds	-	-	11,210	30,422	-	-	-	-	-	41,632
Trade accounts payable	1,232,313	29,340	3,177	11,006	402	17,111	161,783	5,713	-	1,460,845
Accounts payable to related parties	132,945	2,667	21,596	9,409	7,847	71,561	33,314	92,553	(227,873)	144,019
Current income tax	13,514	625	625	-	89	-	892	520	-	16,265
Other accounts payable	485,415	20,613	3,219	1,495	40	263,811	127,250	43,300	-	945,143
Provisions	-	6,140	-	-	-	-	7,441	-	-	13,581
Total current liabilities	2,549,870	143,642	42,307	52,332	8,378	592,736	434,554	142,163	(227,873)	3,738,109

Borrowings	298,973	89,257	-	-	-	33,452	60,220	385,857	-	867,759
Long-term bonds	-	-	275,216	576,545	-	-	-	-	-	851,761
Other long-term accounts payable	120,760	-	493	438	-	-	82,905	1,368	-	205,964
Long-term accounts payable to related parties	-	-	-	90,878	28,924	121,692	37,724	-	(279,218)	-
Provisions	26,919	7,272	-	-	-	-	3,570	-	-	37,761
Derivative financial instruments	-	2,339	-	-	-	-	-	-	-	2,339
Deferred income tax liability	49,102	4,288	-	11,754	269	10,301	2,819	14,180	-	92,713
Total non-current liabilities	495,754	103,156	275,709	679,615	29,193	165,445	187,238	401,405	(279,218)	2,058,297
Total liabilities	3,045,624	246,798	318,016	731,947	37,571	758,181	621,792	543,568	(507,091)	5,796,406
Equity attributable to controlling interest in the Company	744,530	256,064	207,381	82,935	218	154,167	162,432	3,267,191	(2,213,284)	2,661,634
Non-controlling interest	165,280	21,823	56,875	27,643	-	324,980	35,634	12,388	(107,282)	537,341
Total liabilities and equity	3,955,434	524,685	582,272	842,525	37,789	1,237,328	819,858	3,823,147	(2,827,657)	8,995,381

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

Operating segment performance

Segment Reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated
For the three-month period
ended Mar 31, 2015

Revenue	1,310,454	72,437	67,812	50,677	12,402	23,773	243,000	17,031	(94,616)	1,702,970
Gross profit (loss)	106,443	10,890	14,671	12,187	908	4,625	39,939	(1,696)	(14,494)	173,473
Administrative expenses	(69,127)	(3,989)	(2,370)	(3,056)	(69)	(4,726)	(36,014)	(6,798)	17,241	(108,908)
Other income and expenses	(7,635)	(986)	-	-	-	(591)	3,719	1,614	(133)	(4,012)

Operating profit (loss)	29,681	5,915	12,301	9,131	839	(692)	7,644	(6,880)	2,614	60,553
Financial expenses	(25,521)	(4,936)	(1,276)	(1,240)	(9)	(4,606)	(7,864)	(568)	8,774	(37,246)
Financial income	3,049	58	3,128	10	15	52	639	9,122	(12,335)	3,738
Share of the profit or loss
in associates and joint ventures under the equity
method of accounting	8,457	267	-	-	-	4,663	332	15,581	(14,298)	15,002
Profit (loss) before income tax	15,666	1,304	14,153	7,901	845	(583)	751	17,255	(15,245)	42,047
Income tax	(5,708)	(564)	(3,820)	(2,392)	(254)	154	(1,226)	(656)	389	(14,077)
Net profit (loss) for the period	9,958	740	10,333	5,509	591	(429)	(475)	16,599	(14,856)	27,970

Profit (loss) attributable to:

Owners of the Company	3,944	416	7,364	4,132	591	(131)	(388)	16,693	(15,040)	17,581
Non-controlling interest	6,014	324	2,969	1,377	-	(298)	(87)	(94)	184	10,389
	9,958	740	10,333	5,509	591	(429)	(475)	16,599	(14,856)	27,970

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

Operating segment performance

Segment Reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated
For the three-month period
ended Mar 31, 2016

Revenue	1,002,627	86,383	70,992	53,181	4,331	32,299	262,846	14,488	(94,098)	1,433,049
Gross profit (loss)	70,128	6,964	19,724	11,594	420	18,582	31,081	(1,539)	(13,528)	143,426
Administrative expenses	(64,794)	(3,870)	(2,338)	(2,760)	(132)	(4,100)	(23,340)	(9,548)	16,747	(94,135)
Other income and expenses	7,390	(504)	9	-	-	727	1,158	718	(3,088)	6,410
Gain from the sale of investments	-	-	-	-	-	-	-	31,667	-	31,667
Operating profit (loss)	12,724	2,590	17,395	8,834	288	15,209	8,899	21,298	131	87,368
Financial expenses	(13,193)	(2,378)	(3,297)	(699)	(9)	(5,058)	(6,118)	(3,160)	6,785	(27,127)
Financial income	7,257	1,748	339	1,053	23	72	3,543	9,630	(10,504)	13,161
Share of the profit or loss
in associates and joint ventures under the equity
method of accounting	6,856	646	-	-	-	-	144	57,092	(43,223)	21,515
Profit before income tax	13,644	2,606	14,437	9,188	302	10,223	6,468	84,860	(46,811)	94,917
Income tax	(4,149)	(805)	(3,763)	(2,778)	(85)	(2,690)	(2,808)	2,332	806	(13,940)
Profit for the period	9,495	1,801	10,674	6,410	217	7,533	3,660	87,192	(46,005)	80,977

Profit attributable to:

Owners of the Company	11,505	1,086	6,807	4,807	217	1,697	3,542	87,255	(46,042)	70,874
Non-controlling interest	(2,010)	715	3,867	1,603	-	5,836	118	(63)	37	10,103
	9,495	1,801	10,674	6,410	217	7,533	3,660	87,192	(46,005)	80,977

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

No major changes occurred in total assets as compared to the amount stated in the year-end financial statements.

There are no differences as compared to the year-end financial statements based on segmentation or measurement of financial performance by segment.

8	AVAILABLE-FOR-SALE FINANCIAL ASSETS

This account comprised the investment held by the Company, directly and indirectly, in Transportadora de Gas del Perú S.A. (TGP), a Peruvian entity engaged in providing gas transportation services.

At December 31, 2015, the fair value of the Group’s interest in TGP amounted to S/120.1 million; on March 31,2016 the Company  decided to transfer its total interest of 1.64% to the company Enagás International S.L.U.; the amount of the transfer was for US$31.9 million (S/107.28 million),resulting in a profit of S/31.6 million.

9	TRANSACTIONS WITH RELATED PARTIES

a)    Transactions with related parties -

Major transactions between the Company and its related parties are summarized as follows:

	From the period
	ended March 31,
	2015	2016

Revenue from sale of goods and services:
- Associates	1,128	163
- Joint operations	10,536	8,730
	11,664	8,893

Inter-company services were agreed upon under market terms as if they had been agreed to with third parties.

b)    Balances of transactions with related parties

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

	At December 31		At March 31
	2015		2016
	Receivable	Payable	Receivable	Payable
Joint operations:
Consorcio Constructor Ductos del Sur	154,383	-	152,423	-
Consorcio GyM Conciviles	57,679	-	58,707	-
Consorcio Rio Urubamba	10,856	2,819	10,892	1,609)
Consorcio Terminales del Perú	9,459	-	9,426	-
Adexus S.A.	8,521	-	20,125	-
Consorcio Peruano de Conservación	6,270	-	8,080	-
Consorcio Rio Mantaro	6,021	15,941	-	13,165)
Energía y Vapor	3,328	-	358	1,208)
Consorcio Terminales	3,235	-	3,623	-
Consorcio La Gloria	3,116	3,077	3,120	3,081)
Ingeniería y Construcción Sigdo Koppers-Vial	2,659	3,900	-	3,824)
Consorcio Constructor Chavimochic	2,558	6,422	918	9,218)
Consorcio Menegua	1,910	-	-	1,650)
Constructora incolur DSD Ltda.	1,681	-	1,370	-
Consorcio Lima	1,430	-	1,285	-
Consorcio Norte Pachacutec	1,026	669	1,001	681)
Consorcio Italo Peruano	465	21,907	4,513	23,655)
Consorcio Constructor Alto Cayma	387	-	785	-
Consorcio Construcciones y Montajes	112	2,533	-	1,916)
Bechtel Vial y Vives Servicios
Complementarios Ltda.	84	6,956	-	7,163)
Consorcio Huacho Pativilca	80	5,041	-	2,572)
Consorcio Turbogenerador	-	-	1,566	-
Consorcio Vial Quinua	-	-	1,413	-
Consorcio Revamps	-	-	1,143	1,860
Consorcio Manperan	-	-	984	948
Consorcio Ermitaño	-	-	350	12,507
Consorcio Vial Sierra	-	-	-	6,138
Consorcio Monterrey	-	-	-	1,575
Gasoducto Sur Peruano	-	-	-	20,074
Consorcio Ingenieria y Construcción Bechtel	-	-	2,803	-
Other	4,893	4,275	1,078	4,832)
	280,153	73,540	285,963	117,676

Other related parties:
Ferrovias Argentina	-	20,136	-	21,983)
Arturo Serna	-	4,290	-	4,360)
	-	24,426	-	26,343)
	280,153	97,966	285,963(	144,019
Less non-current portion:
Ferrovias Argentina	-	(20,136)	-	-
Porción corriente	280,153	77,830	285,963	144,019

Accounts receivable and payable have no specific guarantees.

Accounts receivable from related parties mainly arise from sales transactions for goods and services with a maturity period of 60 days. These balances are non-interest-bearing because they have short-term maturities and do not require a provision for impairment.

Accounts payable to related parties mainly arise from transactions to provide services of engineering, construction, maintenance and others and have a maturity period of 60 days. Such accounts are not interest bearing because they are short-term.

10	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

As of March 31, 2016, associates in which the Group has significant influence are similar to those existing as of December 31, 2015, except for the acquisitions mentioned.

The movement of our investments in associates for the period ended March 31, 2015 and December 31, 2016 is as follows:

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

	2015	2016

Beginning balance	229,563	646,884
Acquisition and/or contributions received	-)	199,001
Debt capitalization	-	8,308
Share of the profit and loss in associates
under the equity method of accounting	15,002	21,515)
Dividends received	(99)	-
Other	480	489
Ending balance	244,946	876,197

On January 04, 2016 the Company increased its interest in ADEXUS S.A. in 8% as a consequence of debt capitalization for S/8.3 million, resulting in a increase of its interest to 52% in this joint venture.

On November 2015, subsidiary Negocios del Gas SA. adquired an interest of 20% of concessionaire Gasoducto Sur Peruano, which represents an investment of approximately US$215 million, at December 2015 the contribution was S/391 million and at March 2016 its contribution was increased in S/198.3 million.

11	PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

For the period ended March 31,2015 and 2016, the movement in property, plant and equipment and intangible assets accounts was as follows:

	Property,
	plant and	Intangible
	equipment	assets

At January 1, 2015	1,147,018	778,743

Additions	73,862	33,645
Transfers, disposals and adjustmer	(16,023)	10,206
Deductions for sale of assets	(1,594)	-
Depreciation, amortization	(47,717)	(19,892)
Net cost at March 31, 2015	1,155,546	802,702

At January 1, 2016	1,111,757	881,020

Additions	44,480	34,085
Transfers, disposals and adjustments	3,933	4,997
Deductions for sale of assets	(4,089)	-
Depreciation, amortization	(44,716)	(19,668)
Net cost at March 31, 2016	1,111,365	900,434

As of March 31, 2015 and 2016, additions to property, plant and equipment comprise of acquisition of plant and equipment intended for the Group’s operations.

As of March 31, 2015 and 2016, the amounts registered in Intangible assets comprise of investments in building  the second Ancón-Huacho-Pativilca road section of the Panamericana Norte highway (concession under intangible model ).

Goodwill -

Management reviews the results of its business operations based on the type of economic activity carried out. The economic activities that have given rise to goodwill for the Group were engineering and construction, electro-mechanical works, mining services, IT services and telecommunications services.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

Goodwill by cash-generating units is broken down as follows:

	At December 31,	At March 31,
	2015	2016

Engineering and construction	140,090	141,344
Electromechanical	20,737	20,737
Mining and construction services	13,366	13,366
Telecommunications services	6,443	6,661
IT equipment and services	4,172	4,172
	184,808	186,280

As a result of the impairment testing on goodwill performed by Management on an annual basis the recoverable amount of the related cash-generating unit (CGU) is determined based on its value in use. Value in use is determined based on the future cash flows expected to be generated by the assessed CGU. As a result of these assessments no provisions for impairment were required. As of march 31, 2016 same criteria were applied as those in test impairment at December 31, 2015.

12	BORROWINGS

This item comprises:

	Total		Current		Non-current
	At	At	At	At	At	At
	December	March	December	March	December	March
	31, 2015	31, 2016	31, 2015	31, 2016	31, 2015	31, 2016

Bank loans	1,480,071	1,714,856	1,082,860	980,655	397,211	734,201
Leases	301,285	269,527	145,160	135,969	156,125	133,558
	1,781,356	1,984,383	1,228,020	1,116,624	553,336	867,759

a)  Bank loans -

As of March 31, 2016 and December 31, 2015, this item comprises bank loans in local and foreign currencies for working capital purposes. These obligations bear interest at fixed rates which fluctuated between 1% and 13.1% in 2016 and 2015.

			Current		Non-current
	Interest	Date of	At December 31,	At March 31,	At December 31,	At March 31,
	rate	maturity	2015	2016	2015	2016

GyM S.A.	1.00% / 7.80%	2016 / 2020	535,776	577,805	286,671	226,266
Graña y Montero S.A.A.	Libor USD 3M + 3.9%	2016 / 2020	102,776	77	-	385,857
GMP S.A.	3.50% / 6.04%	2016 / 2020	95,824	79,450	70,220	77,207
Viva GyM S.A.	7.80% / 9.46%	2016 / 2017	220,423	236,224	8,372	14,987
CAM Holding S.A.	1.70% / 13.07%	2016 / 2020	42,534	56,114	31,948	29,884
GMD S.A.	5.00% / 6.30%	2016	30,107	29,020	-	-
Norvial S.A.	8.37%	2016	54,706	1,965	-	-
GMI	5.56%	2016	714	-	-	-
			1,082,860	980,655	397,211	734,201

As of March 31, 2016, the Company maintained unused credit limits for S/XXXX million, which expire within one year (S/4,666 million as of December 31, 2015).

b)  Fair value of borrowings -

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

The carrying amount and fair value of borrowings are broken down as follows:

	Carrying amounts		Fair value
	At December	At March	At December	At March
	31, 2015	31, 2016	31, 2015	31, 2016

Total loans	1,781,356	1,984,383	1,802,183	2,091,805

The fair value is based on cash flows discounted using a rate based on the borrowing rate of 4.7% and 13.1% (4.8% and 13.1% in 2015). It should be noted that the interest rate used are those applicable and negotiated by each Company.

13	BONDS

This item is broken down as follows:

	Total		Current		Non-current
	At	At	At	At	At	At
	December	March	December	March	December	March
	31, 2015	31, 2016	31, 2015	31, 2016	31, 2015	31, 2016

GyM Ferrovías (a)	607,868	606,967	31,546	30,422	576,322	576,545
Norvial (b)	186,223	286,426	5,537	11,210	180,686	275,216
	794,091	893,393	37,083	41,632	757,008	851,761

a)     GyM Ferrovías S.A. -

In February 2015 subsidiary GyM Ferrovías issued corporate bonds under the U.S. Regulation S. This issue was carried out in Peruvian Soles VAC (the Spanish acronym for constant value update) for a total amount of S/629 million. The issues costs for this transactions were for S/22 million. Maturity of these bonds is November 2039 and bear interest at a rate of 4.75% (plus VAC adjustment), they have a risk rating of AA+ (local grading) granted by  Apoyo & Asociados Internacionales Clasificadora de Riesgo and a collateral structure that includes a mortgage on the concession to which GyM Ferrovías is a concessionaire, security on the shares of GyM Ferrovías, Assignment of the collection rights arising from the Management  Trust, a Cash Flow and Reserve Trust  for the Service of the Debt, Operation and Maintenance and in-progress Capex.  At March 31, 2016 the Group made a payment of S/21.3 million.

Capital raised from bond issue were used in amortizing a short-term loan with Banco de Crédito del Perú – BCP for S/400 million,  funding the reserve accounts,  payment of costs of bond issue and partial repayment of the subordinated loan obtained from parent Company by GyM Ferrovías.

At March 31, 2016 the balance includes accrued interest payable for S/21.6 million.

As part of the process of bond structuring, GyM Ferrovías engaged to adhere to the following covenants:

-	Debt service coverage ratio of not less than 1.2 times.
-	Keeping a constant minimum balance of trust equal to a quarter of operating and maintenance costs (including VAT)
-	Keeping a constant minimum balance of trust equal to two coupons as per schedule.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

b)     Norvial S.A. -

In July 2015, Norvial S.A. issued the First Corporate Bond Program on the Lima Stock Exchange for a total S/365 million. The first issue was for S/80 million at 5 years, bearing an interest rate of 6.75% and funds were drawn on July 23, 2015. The second issue was for S/285 million at 11.5 years, bearing an interest rate of 8.375%, structured in 3 disbursements: the first disbursement of S/105 million was on July 23; the second disbursement of S/100 million was on January 25, 2016; and the third disbursement of S/80 million will be made effective in July 2016.  The issues costs corresponding to the first issue and to the first and second disbursements of the second issue were for S/3 million.  Risk rating agencies Equilibrium y Apoyo & Asociados Internacionales graded this debt instrument AA. This financing transaction has been secured by (i) a cash flow trust, related to the consideration and the regulatory rate; (ii) a mortgage on the concession in which Norvial S.A. is a concessionaire; (iii) a security on shares: (iv) collection rights and (v) in general, all those additional collaterals given to the secured creditors. The capital raised is intended to finance the construction of the Second Phase of Red Vial No.5 and the financing of VAT arising from a project-related expenses.

At March 31, 2016 the balance included interest payables for S/4.4 million (S/2.7 million at March 31,2015)

As part of the process of bond structuring, Norvial engaged to adhere to the following covenants:

-	Debt service coverage ratio of not less than 1.3 times.
-	Proforma gearing ratio lower than 4 times.

As of March 31,2016 and December 31,2015 both Companies have complied with their covenants.

Fair value of the bonds of both Companies at March 31, 2016 amounted to S/946.9 million (at December 31, 2015 amounted to S/769.5 million), which has been calculated based on the discounted cash flows, using rates between 4.42% and 8.09% (rates between 4.88% and 8.89% at December 31,2015 ) which are within level 2 of the fair value hierarchy.

14	PROVISIONS

This item is broken down based on the expectation of liquidation as follows:

	At December	At March
	31, 2015	31, 2016

Current portion	13,468)	13,581
Non-current portion	35,618	37,761
	49,086	51,342

The movement of this item for the period ended March 31, 2015 and 2016 is as follows:

		Contingent	Provisions for	Provision
	Legal	liabilities from	the acquisition	for well
Other provisions	claims	acquisitions	of CAM	closure	Total

At January 1, 2015	13,056	25,927	12,152	7,210	58,345
Additions	-		-	330	330
Reversals	-	-	(1,987)	-	(1,987)
Payments	(1,538)		-	(4)	(1,542)
At March 31, 2015	11,518	25,927	10,165	7,536	55,146

At January 1, 2016	15,000	22,960)	3,819	7,307)	49,086
Additions	67	1,903)	-	239)	2,209)
Translation adjustment	247	662)	-	-	909)
Reversals	-	-	(660)	-	(660)
Payments	(202)	-	-	-	(202)
At March 31, 2016	15,112	25,525	3,159	7,546	51,342

Reversals for the period ended March 31, 2016 mainly consists of write-offs of provisions recognized in conjunction with the purchase price allocation related to acquisition of CAM Chile in S/0.7 million. (S/1.9 million as of March 31, 2015).

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

15	CAPITAL

As of December 31, 2015 and March 31, 2016, the authorized, subscribed and paid-in capital, according to the Company’s bylaws as amended, is represented by 660,053,790 common shares at S/1.00 par value each.

As of December 31, 2015, the amount of 250,860,370 common shares is represented by 50,172,074 ADSs, at 5 shares per ADS.

As of March 31, 2016, the amount of 252,923,750 common shares is represented by 50,584,750 ADSs, at 5 shares per ADS.

16	EXPENSES BY NATURE

For the period ended March 31, 2015 and 2016, this item comprises:

	Cost of services and goods	Adminis- trative expenses
2015
Inventories, materials and consumables used	209,541	-
Personnel charges	454,167	59,162
Services provided by third-parties	634,225	29,079
Taxes	4,259	735
Other management charges	165,830	13,311
Depreciation	44,247	4,032
Amortization	17,303	2,589
Impairment	194	-
Reversal of impairment	(269)	-
	1,529,497	108,908
2016
Inventories, materials and consumables used	243,106	-
Personnel charges	328,001	54,117
Services provided by third-parties	555,275	30,585
Taxes	4,032	1,735
Other management charges	98,882	2,670
Depreciation	42,020	3,266
Amortization	17,922	1,746
Impairment	385	16
	1,289,623	94,135

17	INCOME TAX

These condensed interim consolidated financial statements for the period ended March 31, 2016, income tax expense is recognised based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate used for the year to 31 December 2016 is 14.69% (33.48% for the period ended March 31, 2015). The variation of the effective rate as compared to the previous year is due to the effect of the permanent differences in the income tax calculation.

18	CONTINGENCIES, COMMITTMENTS AND GUARANTEES

As of March 31, 2016, contingencies held by the Group are substantially the same as those existing as of December 31, 2015.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED
In addition the Group had guarantee commitments with different financial institutions securing transactions in the amount of US$XX million.

19	DIVIDENDS

For the period ended March 31, 2016 , the Group has paid dividends to its non-controlling subsidiaries participate by S/2.3 million (S/2 million for the same period in 2015).

Dividends from the year ended December 31, 2015, of S/0.0467 per share totaling S/ 30,853,485 were approved at the General Shareholders’ meeting held on March 29, 2016, and will be paid on April 2016.

20	EVENTS AFTER THE DATE OF THE STATEMENT OF FINANCIAL POSITION

Between March 31, 2016 and the date of approval of the condensed interim consolidated financial statements, there have been no subsequent events that may affect the fairness of the financial statements issued.